SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year end December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                                to
Commission file Number 001-33063
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS REPUBLIC BANCORP 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS REPUBLIC BANCORP, INC.
328 South Saginaw Street
Flint, Michigan 48502

Audited Financial Statements and Supplemental Schedule
Citizens Republic Bancorp 401(k) Plan
December 31, 2007 and 2006 and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Citizens Republic Bancorp 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006 and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
To the Audit Committee of the Board of Directors
We have audited the accompanying statements of net assets available for benefits of the Citizens Republic Bancorp 401(k) Plan (“Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
July 14, 2008

Citizens Republic Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value:
Common stock:
Citizens Republic Bancorp, Inc.	$24,666,157	$24,205,869
Mutual funds	80,678,427	99,575,085
Pooled separate accounts	43,235,814	—
Other investments	11,714,071	5,745,744
Loans to participants	3,310,282	3,123,758

Total investments	163,604,751	132,650,456
Employer contributions receivable	2,698,268	—

Net assets available for benefits at fair value	$166,303,019	$132,650,456

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investments income:
Dividends:
Citizens Republic Bancorp, Inc. common stock	$1,080,468
Other	1,867,007
Interest income	312,784

Total investment income	3,260,259

Contributions:
Employer	5,817,433
Employee	6,812,713

Total contributions	12,630,146

Total additions	15,890,405

Deductions
Benefit payments to participants	21,371,443
Administrative expenses	49,937

Total deductions	21,421,380

Net realized and unrealized depreciation in fair value of investments (Note 4)	(4,217,384)

Net decrease	(9,748,359)

Net assets available for benefits at beginning of year	132,650,456
Transfer of net assets from Republic Bancorp Inc. Tax-Deferred Savings Plan (Note 2)	43,400,922

Net assets available for benefits at end of year	$166,303,019

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1. Description of the Plan
The following description provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
Effective January 1, 2007, the name of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan was changed to the Citizens Republic Bancorp 401(k) Plan (“Plan”). The Plan is a defined contribution plan which includes a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986 (“Code”). The Plan covers substantially all employees of Citizens Republic Bancorp, Inc. (“Corporation”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
For the first 11 months of 2007 and all of 2006, salaried employees were eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees were eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee was credited with at least 180 hours of service. If an hourly employee failed to be credited with at least 180 hours of service in the first ninety days of employment, he or she would commence participation in the Plan on the first day of the month following any calendar quarter in which he or she was credited with at least 180 hours of service. Effective December 1, 2007, the eligibility requirements to participate in the Plan and for receiving employer matching contributions were changed by eliminating all service requirements other than 30 days of employment with the Corporation.
In 2007 participants were able to contribute up to 50% of their annual compensation (including regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay) as pre-tax elective deferrals, not to exceed the annual IRS dollar limitation of the current year ($15,500 for 2007). Nonhighly compensated employees also were able to contribute up to 10% of their compensation on an after-tax basis until December 1, 2007, at which time the Plan was amended to eliminate this feature.
Effective January 1, 2007, the Plan was amended to change the employer matching contributions to: (1) 100% of each participant’s pre-tax contributions, up to 3% of compensation; and (2) 50% of the participant’s pre-tax contributions on the next 2% of compensation, providing a maximum matching contribution of 4% of annual compensation. Additionally, effective January 1, 2007, catch up contributions made by participants age 50 and older within the plan year are to be considered the same as employee pre-tax contributions in allocating the employer matching contribution.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Also effective January 1, 2007, the Plan was amended to provide that each eligible participant will receive an annual non-elective employer contribution to his or her Plan account after the end of the year equal to 2.5% of their compensation, provided the participant has been credited with a minimum of 1,000 hours of service within the year and is employed by the Corporation at the end of the year. As of December 31, 2007 a receivable was recorded for $2.7 million which represents the 2.5% non-elective employer contribution. The 2.5% employer contribution is subject to a three year vesting requirement
The following are significant amendments to the Plan which were effective December 1, 2007:
•	Elimination of health care sub-accounts within participants’ matching contribution accounts and reclassification of the balances to have the same character as other matching contributions

•	Addition of permitted in-service distributions to participants who have reached age 59-1/2

•	Permitting the payment of Plan expenses from available forfeitures to the extent directed by the Corporation
Participants are immediately vested in their own pre-tax contributions and the Corporation’s matching contributions plus actual earnings on each. The annual 2.5% employer contribution is vested after the participant has completed three years of service (defined as completion of at least 1,000 hours of service in a plan year). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan. Forfeitures can be used to offset the non-elective employer contribution. For the Plan years ending December 31, 2007 and 2006, the amount of forfeited noninvested accounts was immaterial.
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate at the loan origination date plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
On termination of service, death, disability, or retirement, a participant has the option to receive, defer, or roll over to an IRA or other eligible plan a single lump-sum amount equal to the vested value of his or her account.
Substantially all administrative expenses are paid by the Plan.
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.
Also, amendments were made effective January 1, 2008 to implement the following:
•	Change the normal retirement age from 65 to 62 for all employees for purposes of the Plan

•	Elimination of restrictions on diversification of investments by participants in any former ESOP or PAYSOP accounts from a prior plan

•	Elimination of the after-tax contribution feature of the Plan
2. Plan Merger
Effective December 1, 2007, the Republic Bancorp Inc. Tax-Deferred Savings Plan was merged into the Plan, and all assets and liabilities of the Republic Bancorp Inc. Tax-Deferred Savings Plan were transferred to this Plan as the successor Plan. The Corporation acquired Republic Bancorp Inc. effective December 29, 2006.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
3. Significant Accounting Policies
Valuation of Investments
Except for the guaranteed income fund, the Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of pooled separate accounts are stated at fair value which represents the net asset values of units held by the Plan as reported by the investment manager of the fund. The participant loans are valued at their outstanding balances, which approximate fair value.
The guaranteed income fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The crediting interest rate for these investment contracts is reset semiannually by the issuer and cannot be less than zero. The crediting interest rate through December 31, 2007 was 4.60%.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
4. Investments
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value
of Investments

Citizens Republic Bancorp, Inc. Common Stock	$(10,723,765)
Mutual funds	6,724,028
Pooled separate accounts	(217,647)

$(4,217,384)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

** Citizens Republic Bancorp, Inc. Common Stock	$24,666,157	$24,205,869
American Balanced Fund— Class A	17,127,524	15,185,836
American Europacific Growth Fund	13,061,947	12,187,374
American Growth Fund of America	20,576,171	10,570,607
Prudential Large Cap Val/LSV Asset Mgt	22,675,972	*
Prudential Core Plus Bond/BSAM Fund	9,422,153	*
Goldman Sachs Core Fixed Income Fund	*	9,005,873
Vanguard Mid Cap Index Fund	*	8,760,309
Fidelity Advisor Small Cap Fund	*	7,411,640
Excelsior Value & Restructured Fund	*	6,996,200
Goldman Sachs Small Cap Value Fund	*	6,880,647
Prudential Guaranteed Income Fund	11,713,984	*

*	Investment does not represent 5% or more of fair value of the Plan’s net assets.

**	Party in interest.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Subsequent to determination by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. Effective January 1, 2008, the Corporation adopted a prototype plan and intends to rely on the prototype sponsor’s favorable opinion letter from the IRS.
6. Risks and Uncertainties
The Plan invests, at the direction of participants, in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
7. Pending Accounting Pronouncement
In September 2006, the FASB issued SFAS NO. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007, accordingly, the Plan will adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of SFAS 157 to have a material effect on the Plan’s financial condition and results of operations.

Citizens Republic Bancorp 401(k) Plan
EIN #38-2378932     Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Common stock:
*Citizens Republic Bancorp, Inc.	1,699,942 Units/Shares	**	$24,666,157

Total common stock			24,666,157

Mutual funds:
American Balanced Fund	886,977 Units/Shares	**	17,127,524
American Growth Fund	605,004 Units/Shares	**	20,576,171
American Europacific Growth Fund	256,771 Units/Shares	**	13,061,947
Baron Small Cap	308,792 Units/Shares	**	7,358,523
Goldman Sachs Mid Cap Institutional	1,726 Units/Shares	**	61,500
Thornburg Core Growth R5	123,577 Units/Shares	**	2,512,318
Vanguard Institutional Index	45,292 Units/Shares	**	6,075,414
Vanguard Mid Cap Institutional	384,233 Units/Shares	**	7,976,670
Vanguard Small Cap Index	403 Units/Shares	**	13,118
Vanguard Total International Stk Index	134,495 Units/Shares	**	2,675,113
Vanguard Intermediate Term Bond	308,584 Units/Shares	**	3,240,129

Total Mutual Funds			80,678,427

Pooled separate accounts:
Prudential Core Plus Bond/BSAM Fund	563,258 Units/Shares	**	9,422,153
Prudential International Val/LSV Asset Mgt	215,736 Units/Shares	**	3,348,589
Prudential Large Cap Val/LSV Asset Mgt	1,127,980 Units/Shares	**	22,675,972
Prudential Small Cap Val/Kennedy Fund	473,973 Units/Shares	**	7,789,100

Total Pooled separate accounts			43,235,814

Other investments
Prudential Guaranteed Income Fund	464,249 Units/Shares	**	11,713,984
Prudential Ln Ap Fund	0 Units/Shares	**	87

Total Other investments			11,714,071

*Participant loans	Interest rate range:
	5.0 — 10.5%; with various maturity dates	**	3,310,282

			$163,604,751

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons named below, who are duly authorized by the Corporation, have signed this annual report on the Plan’s behalf.

Date July 14, 2008	/s/ Michael A. Darby
Michael A. Darby
Chairman, Pension/401(k) Administration Committee

/s/ Jeffrey A. Powell
Jeffrey A. Powell
Controller and Principal Accounting Officer

EXHIBIT INDEX
The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 001-33063.

Exhibit
No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm